Mail Stop 03-05

							December 28, 2004


Via U.S. Mail

Corinne Fallacaro
President, CEO and Director
Global Music International, Inc.
20 Old Stagecoach Road
Redding, CT  06896

Re: 	Global Music International, Inc.
	Registration Statement on Form SB-2, filed on December 1,
2004
	File No. 333-120908

Dear Ms. Fallacaro,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please remember that the prospectus needs to present investors with a snapshot of your company containing all material information as of the time of effectiveness. It is not supposed to present a description of your future plans or aspirations. You need to revise the entire document so that it accurately presents your current situation. You may talk about what you plan to do but you should present that discussion in the context of a timeline which sets forth the obstacles and benchmarks that you must achieve along the way. Include your estimate of the financial wherewithal needed to reach your plan and discuss your plans for raising the money so that investors can make an informed decision about the quality of your plan. The other comments below are intended primarily to offer some guidance as you begin the difficult but necessary task of revising this prospectus so that it serves its purpose to investors.
2. In an appropriately captioned section, give the factors that were considered in determining the offering price of the stock that will be sold under this prospectus. Please refer to Item 505 of Regulation S-B.
3. Consideration should be given to the updating requirements of Item
310(g) of Regulation S-B.

Registration Statement Cover Page
4. If you are offering your securities on a delayed or continuous basis, please add the following to the front of your registration statement, "if any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933, check the following box," and check the box.

Cover Page
5. Since this is an initial public offering and there is no market for your shares, you need to revise to disclose prominently the fixed price at which the shares will be offered. You may say that after a market is established the price will be at the market.

Prospectus Summary, page 1
The Company, page 1
6. Please tell us whether your website has been updated to reflect the current operations of Global Music International. If so, it seems that you acquired Ecity Records Incorporated, from its previous owner, Falcon Entertainment Incorporated. As such, tell us and revise your filing to include how you acquired Ecity Records, the details of the acquisition as well as the related accounting. Additionally, tell us if you have signed any artists to the Ecity Records label or if there are any commitments related to the record label activities. We may have further comments based on your response.
7. Please revise your first paragraph. Your business plan is unclear. From the rest of the filing it appears that you intend to serve as the music video equivalent of a vanity press and then intend to get programmers to pay you for the privilege of showing your videos. If this is correct, please revise to clarify here. If it is not, please revise here and elsewhere so that investors can determine what your plan is.
8. Please disclose that you have no revenue from operations and your net loss for the most recent audited period. Please also disclose that your auditors have issued a going concern opinion.
9. Also disclose that your control person has a debt secured by all the assets of the corporation which she may call at any moment with the result that any monies paid into the company might become forfeit to her.
10. Revise to disclose your monthly "burn rate" and the month you will run out of money assuming no change in present trends.

Risk Factors, page 2
We have no public trading market for our securities, page 2
11. Please revise this risk factor to clarify that in the past you have not been subject to the periodic filing and reporting requirements of the Securities Exchange Act of 1934.
12. We note that you intend to distribute financial statements to your shareholders on an annual basis; however, please revise or delete the second part of the last sentence "...but cannot provide assurances that such financial statements will be available, or, if available, will be audited." If you are declared effective as a small business issuer, you must provide audited financial statements as required by Item 310(a) of Regulation S-B in your annual 10-KSB.

If we are unable to obtain additional capital, page 3
13. Please revise to tell when you will need to obtain additional capital before you have to curtail or cease operations.

Funds are not and may not be available to pay demand note, page 4
14. Since it appears these are the same assets you discuss in the next risk factor, please explain why they increased in value to $1.5 million from $700,000. Since Ms. Fallacaro is both the holder of the note and the control person of the company and the assets were earlier valued at the lower amount, please disclose here how the board arrived at the $1.5 million amount.

There may be claims made against our assets..., page 4
15. Please revise to discuss the risk that creditors of Falcon may challenge the validity of the transfer of assets.

We may be unable to attract and retain independent contractors..., page 4
16. Please expand your disclosure to explain why you need to hire independent contractors and how the inability to attract independent contractors may harm your ability to develop and manage your business. Additionally, please explain why the market for independent contractors is extremely competitive.

We may be unable to adequately protect our proprietary rights..., page 5
17. Please expand your disclosure to identify and to discuss the nature of your proprietary rights.

Our inability to attract wireless operators, page 6
18. Disclose here the total number of wireless operators and cable providers you have formed agreements with.

If the selling shareholders all elect to sell their shares at the same time..., page 6
19. Please consider including a risk factor to address any risks associated with stock that trades in relatively small volume.

Business of the Company, page 7
Industry Background, page 7
20. Please describe the competitive business conditions and your position in the industry and methods of competition. Refer to Item
101(a)(4) of Regulation S-B.
21. You might consider revising this section to discuss the costs and difficulties of becoming listed on a cable station. We believe there are limited spaces.
22. If you have done any studies about the receptivity to unfiltered musical offerings (that is, with no prescreening for talent levels, etc.), please disclose.

Plan of Operation, page 8
23. Please refer to the third paragraph. Please explain how webcast programming content gives consumers access to a wide range of independent music video programming.
24. Refer to the last paragraph of this section. Please discuss in more detail how you will distribute your programming on a subscription basis to telecom companies. For instance, what type of telecom companies are you targeting and in what form will your content be delivered?

Historical Information About Our Product, page 8
25. We note that you have purchased various assets for your business.
Please provide more information about the assets you purchased. For example, identify how each asset or group of assets contributed to the operations of its previous owner in both qualitative and quantitative terms. Also, please discuss how you plan to use each asset or group of assets in meeting your business objectives.

Employees, page 8
26. It appears that your "full time" employees received no compensation as directors or executive officers. If they received no compensation at all, please disclose. Supplementally confirm that they have no other jobs or revise the label of "full time."

Property, page 8
27. Please provide more information regarding the ownership of the Redding, CT office space and any limitations related to your use of the property. Do you rent or own? If the former, what are the terms?
Please refer to Item 102 of Regulation S-B.

Management`s Discussion and Analysis or Plan of Operation, page 9
Overview, page 9
28. Either remove the reference to the Private Securities
Litigation
Reform Act or revise the disclosure to state that by its terms it does not apply to penny stock companies like yours.
29. Please expand your discussion to more fully comply with the disclosure requirements of Item 303(a) and (c) of Regulation S-B. Your present discussion lacks the specific informational components required by this Item. Discuss the circumstances and events that caused the auditor to conclude that substantial doubt exists about your ability to continue as a going concern for a reasonable period of time, as well as management`s plans for dealing with this situation.
30. Please provide a discussion of how long you can satisfy your cash requirements and whether you will have to raise additional funds in the next twelve months. Refer to Item 303(a) of Regulation S-B.
31. Please explain how you intend to operate as a "diversified entertainment company."
32. Please clarify here and throughout the document whether you have started to webcast your programming on the IMNTV website. If so, please discuss your operating results attributable to that aspect of your business in both quantitative and qualitative terms. Additionally, if known, please discuss any future trends related to the operation of the website.

Management, page 11
33. Please tell us why the list of officer and director names and positions on your website, www.imntv.com, differ from your disclosure on page 11.
34. Please confirm supplementally whether Ms. Fallacaro and Mr.
Mauritz still hold their positions at Independent Music Network
Inc.
and Falcon Entertainment Corp.

Certain Relationships and Related Transactions, page 13
35. Please expand your disclosure to describe your relationship with
Falcon Entertainment Corp. and disclose that Falcon is a public
company.   Disclose any common officers, directors and principal
shareholders.

Principal Shareholders, page 13
36. Your largest shareholder, Corinne Fallacaro, beneficially owns, in the aggregate, approximately 79.2% of the Company`s outstanding common shares and may have the effective power to elect all members of the board of directors and to control the vote on substantially all other matters, without the approval of other stockholders. In view of this fact, it appears that these matters should be discussed in a footnote to the financial statements. Please revise or supplementally explain why no additional disclosures are considered necessary. Refer to the requirements of paragraph 2 of SFAS 57.

Selling Shareholders, page 14
37. Please revise your disclosure to state any position, office, or other material relationship which the selling security holders have had within the past three years with you or any of its predecessors or affiliates. Please refer to Item 507 of Regulation S-B.
38. We note that Mark Beloyan owns 1,000,000 shares. Please revise your table or footnote to accurately reflect the percentage of shares owned by Mr. Beloyan.
39. Revise to disclose the amount and (if more than 1%) the percentage of shares to be held by each selling shareholder after the offering.

Description of Securities, page 15
40. Please disclose the approximate number of holders of record of your common stock. Refer to Item 201(b) of Regulation S-B.

Where You Can Find Additional Information, page 17
41. Please revise this section to comply with Item 101(c)(1) and
(2)
of Regulation S-B.

Plan of Distribution, page 17
42. Revise to clarify that the shares will be sold at the fixed price given on the front cover until a market develops.
43. You correctly state that the selling shareholders are "deemed" underwriters. However, it appears that Ms. Fallacaro and Mr. Mauritz should be listed simply as underwriters because of the amount of shares they are registering and their position with the company. If you disagree, please provide your analysis. You should also include a brief description of the liability of underwriters.

Financial Statements, page F-1
44. We note that you were organized on July 1, 2004 and that you currently do business through Independent Music Network, and its program "IMNTV." Independent Music Network was formerly a subsidiary of Falcon Entertainment Corp. Corinne Fallacaro, your principal shareholder, took possession of these assets in January 2001. You acquired the assets from Ms. Fallacaro in July 2004. Your executive officers and directors, Ms. Fallacaro and Mr. Mauritz, also served as officers of Independent Music Network through 2004. Given this fact pattern, it appears that Independent Music Network should be considered your predecessor. If true, historical financial statements for you and your predecessor must be provided for each of the periods specified in Item 310(b) of Regulation S-B. Please revise the filing accordingly, or supplementally provide support for your apparent conclusion that no additional financial statements are required. In determining whether you acquired assets or a business, consideration should be given to the guidance in Article 11-01 (d) of
Regulation S-X.

Footnote 1 - Significant Accounting Policies, page F-6
Property and Equipment
45. We note that you acquired various assets from Corinne Fallacaro, your principal shareholder, in exchange for consideration of $1.5 million dollars. Please tell us and revise your disclosure to explain how you valued and accounted for the transaction. Provide your basis in GAAP for the accounting applied. We may have further comments.
Footnote 5 - Going Concern, page F-8
46. In relation to the substantial doubt about your ability to continue to operate as a going concern, there are no disclosures in your footnotes regarding: (1) the possible effects of such conditions and events; (2) management`s evaluation of the significance of those conditions and events and any mitigating factors; (3) possible discontinuance of operations; (4) management`s plans; and (5) information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities. As such, please revise your filing to include the aforementioned disclosures. For example, please expand disclosures to include your plan on attaining profitable operations and sufficient additional equity as well as the effects of not fulfilling your plans. For further guidance refer to paragraph 10 of SAS 59.

Item 27 Exhibits, page II-2
47. Please include an exhibit of your common stock instrument.
Refer
to Item 601(b)(4) of Regulation S-B.

Exhibit 5.1
48. In the next amendment please include a legality opinion for the shares being offered by the selling shareholders.

Exhibit 23.2 Consent of Carlin, Charron & Rosen, LLP
49. An updated consent should be included in any amendment to the filing.

Item 28 Undertakings, page II-2
50. Please include the Item 512(a) undertaking if you plan to offer your securities on a delayed or continuous basis.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Juan Migone at (202) 942-1771 or Margery Reich at (202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-1850 with any other questions.


      Regards,


Max A. Webb
      Assistant Director


cc:	Mark C. Perry, Esq.
	via facsimile:  954-561-0997
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Corinne Fallacaro
Global Music International, Inc.
Page 1